EXHIBIT 23.1



            Consent of Independent Registered Public Accounting Firm



We consent to the inclusion in this Pre-effective Amendment No. 1 to a Registration Statement on Form SB-2 of Ovation Products Corporation (the "Company") of our report dated February 20, 2005, except for Note 16 as to which the date is October 17, 2005, relating to our audits of the consolidated financial statements for the years ended December 31, 2004 and 2003 and for the cumulative period from inception (March 1, 1996) to December 31, 2004, which report includes an explanatory paragraph as to an uncertainty with respect to the Company's ability to continue as a going concern, appearing in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to our firm under the caption "Experts".



/s/ Wolf & Company, P.C.



Wolf & Company, P.C.
Boston, Massachusetts
December 2, 2005